EXHIBIT 99.1

FOR:	Global Traffic Network, Inc.

CONTACTS:	At KCSA Worldwide:	At Global Traffic Network, Inc.:
	Todd Fromer / Lee Roth	Scott Cody, Chief Financial Officer &
	212-682-6300	Chief Operating Officer
	tfromer@kcsa.com/lroth@kcsa.com	212-896-1255
scott.cody@globaltrafficnet.com
Global Traffic Network, Inc. Reports Fiscal First Quarter 2007 Operating Results
Fiscal first quarter revenue increases 45% over fiscal first quarter 2006
New York, NY, November 14, 2006 – Global Traffic Network, Inc. (Nasdaq: GNET), a leading provider of custom traffic and news reports to radio and television stations outside the U.S., today announced its fiscal first quarter 2007 results.
Revenue for the three month period ended September 30, 2006, was $6.1 million compared to $4.2 million in 2005, an increase of 45 percent. The quarter’s revenue increase is attributable primarily to the Company’s radio and television reporting business in Australia. In addition, the Company generated revenues of $0.6 million from its Canadian operations, which were launched subsequent to the first quarter of fiscal 2006. Revenue from the Company’s Australian operations increased by 32% in US$ and 33% in the local currency.
Operating, selling and general and administrative expenses in the fiscal first quarter were $6.8 million versus $4.7 million during the first quarter of fiscal 2006, an increase of 45 percent. The majority of this increase was due to costs associated with the Company’s continued launch of operations in Canada. The Company began providing traffic reports to radio stations in its current seven markets in Canada between December 2005 and April 2006.
Net loss for the three month period ended September 30, 2006, was $0.8 million, compared to a net loss of $0.6 million in the year ago quarter. This increase in net loss was primarily due to losses associated with the Company’s continued expansion in the Canadian markets. The Company started providing traffic reports to radio stations in its first Canadian market in December 2005 and now services 35 radio stations in seven Canadian markets.
Commenting on the quarter, William L. Yde III, Chairman and Chief Executive Officer of Global Traffic Network, said, “We have shown positive revenue growth every year since we commenced operations in Australia, demonstrating the strong demand from advertisers for our news and traffic commercials which are now broadcast on both radio and television stations. We believe that this

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market holds ample opportunity for Global Traffic Network to continue to leverage its current infrastructure and expand our Australian operations. With a strong foothold in the Australian market, driven by relationships with leading radio and television stations as well as advertisers, we look forward to expanding our presence in the region and further establishing ourselves as a value-added service provider for stations, advertisers and the Australian population.”
Mr. Yde continued, “We have also experienced success in Canada, where our radio traffic reporting services have begun to take hold. As we have seen proven demand for our services in this market, we have continued to invest the necessary resources in order to ensure the greatest success from our expansion efforts. During the quarter, we reached an agreement with CanWest MediaWorks, Inc. to provide television news and traffic reporting and video surveillance services. Through the agreement with CanWest, we are able to leverage our current infrastructure and roll out television services in five of the largest markets in the country. We will begin providing these services over the next two quarters. We plan to move ahead with our strategy in Canada, and expect to see similar growth and progress in the Canadian market as we have in Australia.”
“We have recently also began to undertake our next growth opportunity by forming a subsidiary to operate traffic services in London and other English cities. While we have not signed any affiliates yet, we have recently hired our initial employees in the market and intend to aggressively pursue radio and television stations. Due to its economic importance and large population base, we believe that London is the ideal starting point for our next phase of expansion,” Mr. Yde concluded.
Conference Call
Global Traffic Network will host a conference call at 8:30 a.m. EDT on November 14, 2006, to discuss its fiscal first quarter results, as well as other relevant matters. To listen to the call, dial 1-800-683-1575 (domestic), or (973) 935-2106 (international). The participant code is 8104352. The call will also be available live on the Internet at www.globaltrafficnetwork.com and www.kcsa.com.
A replay of the call will be available from 10:30 a.m. on November 14, 2006 through 11:59 p.m. on November 21, 2006. To access the replay, please call 1-877-519-4471 in the United States or 973-341-3080 outside of the United States. To access the replay, participants will need to enter the participant code 8104352.
About Global Traffic Network
Global Traffic Network, Inc. (Nasdaq: GNET) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, and operates seven traffic networks in Canada. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the Company sells to advertisers. As a result, radio and television stations incur no out-of -pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.globaltrafficnetwork.com
This press release contains statements that constitute forward-looking statements. These statements reflect our current views with respect to future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in our annual report 10-K that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements. These statements can be recognized by the use of words such as “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. We do not undertake to revise any forward-looking statements to reflect future events or circumstances.

Global Traffic Network, Inc.
Income Statement Detail (Unaudited)
Three months ended September 30,

	2006	2006	2006	2006
	Australia	Canada	Corporate	Total
Net Revenues	$5,514	$594	$—	$6,108
Operating Expenses
Traffic	2,458	1,133	—	3,591
News	1,071	—	—	1,071
TV	58	—	—	58
Selling, G&A	1,118	386	—	1,504
Corporate Overhead	446	49	—	495
Non-cash compensation	—	—	59	59
Depreciation/amortization	150	35	—	185

Operating income (loss)	213	(1,009)	(59)	(855)

Interest expense	40	38	—	78
Other (income) expense	(6)	1	(169)	(174)

Net income (loss) before taxes	179	(1,048)	110	(759)
Income tax expense	56	—	—	56
Net income (loss)	123	(1,048)	110	(815)

	2005	2005	2005	2005
	Australia	Canada*	Corporate	Total
Net Revenues	$4,181	$—	$—	$4,181
Operating Expenses
Traffic	2,247	53	—	2,300
News	882	—	—	882
TV	110	—	—	110
Selling, G&A	1,052	158	—	1,210
Corporate Overhead	114	—	111	225
Non-cash compensation	—	—	—	—
Depreciation/Amortization	127	—	—	127

Operating loss	(351)	(211)	(111)	(673)

Interest expense	35	—	—	35
Other expense	1	—	5	6

Net loss before taxes	(387)	(211)	(116)	(714)
Income tax benefit	(114)	—	—	(114)
Net loss	(273)	(211)	(116)	(600)

*	Canadian Traffic Network ULC was formed July 5, 2005.

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Sept. 30,	June 30,
	2006	2006
	(Unaudited)	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$11,471	$14,649
Accounts receivable net of allowance for doubtful accounts of $11 and $11 at September 30 and June 30, 2006	4,886	4,715
Prepaids and other current assets	253	350
Taxes receivable	27	26
Deferred tax assets	153	134

Total current assets	16,790	19,874
Property and equipment, net	4,115	4,188
Intangibles	29	29
Deferred tax assets	91	87
Other assets	111	110

Total assets	$21,136	$24,288

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Bank overdraft line of credit	$—	$611
Accounts payable and accrued expenses	4,110	3,872
Deferred revenue	7	—
Income taxes payable	209	132
Current portion of long term debt	567	557
Current portion of shareholder notes payable		2,000

Total current liabilities	4,893	7,172
Long term debt, less current portion	1,151	1,286
Other liabilities	235	222

Total liabilities	6,279	8,680
Common stock, $.001 par value; 100,000,000 shares authorized; 12,870,000 shares issued and outstanding as of September 30 and June 30, 2006	13	13
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of March 31, 2006 and June 30, 2005	—	—
Additional paid in capital	18,227	18,169
Accumulated other comprehensive income	320	314
Accumulated deficit	(3,703)	(2,888)

Total shareholders’ equity	14,857	15,608

Total liabilities and shareholders’ equity	$21,136	$24,288

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per share amounts)

	Three Months Ended
	September 30
	2006	2005
	(Unaudited)	(Unaudited)
Revenues	$6,108	$4,181

Operating expenses	4,720	3,292
Selling, general and administrative expenses	2,058	1,435
Depreciation and amortization expense	185	127

Net operating loss	(855)	(673)
Interest expense	78	35
Other (income) expense	(174)	6

Net loss before income taxes	(759)	(714)
Income tax expense (benefit)	56	(114)

Net loss	$(815)	$(600)

Loss per common share:
Basic and diluted	$(0.06)	$(0.07)
Weighted average common shares outstanding:

Basic and diluted	12,870,000	8,500,000